FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC IN MAINLAND CHINA INSURANCE JOINT VENTURE.

HSBC Insurance Brokers Limited has entered into a joint venture agreement to offer insurance broking and risk management services to domestic and international clients in mainland China. This is the first foreign joint venture in China to obtain an insurance broking licence allowing the company to offer services to domestic customers.

HSBC, with its joint venture partners, will form Beijing HSBC Insurance Brokers Limited and take a 24.9 per cent stake in the new company. Shanghai Hua Yu Asset Management Limited and Beijing Zhong Ke Engineering Company will take a 50.1 per cent and 25 per cent stake in the company respectively. Beijing HSBC Insurance Brokers will be capitalised at RMB16 million (about US$1.9 million), of which HSBC will inject US$498,000..

The new business is licensed to undertake insurance broking, claims handling, reinsurance and risk management and risk consulting services. Based in Beijing, the company plans to focus on brokering large commercial risks, reinsurance business, international marine, aviation, transport and health care insurance to foreign investment entities, such as multinationals investing and operating in China. The company will also be able to offer services to domestic Chinese companies investing or exporting outside of mainland China..

Mike Dixon, Chief Executive of HSBC Insurance Brokers, said: "As a joint venture partner in a nationally licensed insurance broker in mainland China, we will be able to apply our considerable managerial and technical expertise to offer customers a professional, competitive service in an exciting, substantial and growing market.".

Notes to editors:.

1. HSBC Insurance Brokers.

HSBC Insurance Brokers is a major multinational risk management, insurance broking and employees benefits organisation with over 2,000 staff processing premiums in excess of £1.25 billion (US$2.1 billion). HSBC Insurance Brokers was established in UK in 1917. It now has offices in 11 countries and territories worldwide..

2. HSBC Holdings plc.

With over 9,500 offices in 79 countries and territories and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world's largest banking and financial services organisations..

3. Beijing Zhong Ke Engineering Company.

Beijing Zhong Ke Engineering Company is an investment vehicle, which was established in 2001 with a registered capital of RMB29 million..

4. Shanghai Hua Yu Asset Management.

Shanghai Hua Yu Asset Management Company is an investment vehicle, which was established in 2002 with a registered capital of RMB30 million..

END.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: October 30, 2003